                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT)*

                              ENTERRA CORPORATION
               -------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
               -------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   293805107
               -------------------------------------------------
                                 (CUSIP NUMBER)

                                ELIZABETH FOLEY
                           FIRST RESERVE CORPORATION
                               475 STEAMBOAT ROAD
                          GREENWICH, CONNECTICUT 06830
                                 (203) 661-6601
               -------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                OCTOBER 5, 1995
               -------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              PAGE 1 of 6 PAGES

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 2 OF 6 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            FIRST RESERVE CORPORATION
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO (see item 3)
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                               /  /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    0
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE POWER
  REPORTING                         0
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE POWER
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                     / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            No shares of common stock, par value $1.00 per share, of
            Enterra Corporation remain outstanding.
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            CO
----------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     Amendment No. 2 to the Statement on Schedule 13D filed on July 3, 1995 on behalf of First Reserve Corporation, a Delaware corporation, American
Gas & Oil Investors, Limited Partnership, a New York limited partnership, AmGO II, Limited Partnership, a New York limited partnership, AmGO III, Limited Partnership, a New York limited partnership, First Reserve Secured Energy Assets Fund, Limited Partnership, a Delaware limited partnership, First Reserve Fund V, Limited Partnership, a Delaware limited partnership, First Reserve Fund V-2, Limited Partnership, a Delaware limited partnership and First Reserve Fund VI, Limited Partnership, a Delaware limited partnership (hereinafter collectively referred to as the "Filing Persons"), relating to the common stock, par value $1.00 per share, of Enterra Corporation, a Delaware corporation (the "Company") is hereby amended and supplemented as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

     The merger of the Company with and into Weatherford International Incorporated ("Weatherford") was approved by (i) the stockholders of Weatherford at a special meeting of such stockholders held on October 5, 1995, and (ii) the stockholders of the Company at a special meeting of stockholders held on October 5, 1995. The certificate of merger was filed with the Secretary of State of the State of Delaware on October 5, 1995, and the merger became effective upon such filing (the "Weatherford Merger").


                              PAGE 3 of 6 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As a result of the Weatherford Merger, no shares of common stock, par value $1.00 per share ("Company Common Stock"), of the Company remain outstanding. Each issued and outstanding share of Company Common Stock was converted into the right to receive 1.69 shares of Common Stock of Weatherford ("Weatherford Common Stock"), before giving effect to the Reverse Stock Split (as defined in the Agreement and Plan of Merger, dated as of June 23, 1995, as amended as of August 28, 1995) (0.845 of a share of Weatherford Common Stock after giving effect to the Reverse Stock Split).


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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          FIRST RESERVE CORPORATION

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title:  Treasurer

                                          AMERICAN GAS & OIL INVESTORS,
                                          LIMITED PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title:  Treasurer

                                          AMGO II, LIMITED PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title:  Treasurer

                                          AMGO III, LIMITED PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title:  Treasurer


                              PAGE 5 of 6 PAGES

                                          FIRST RESERVE FUND V, LIMITED
                                          PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title:  Treasurer

                                          FIRST RESERVE FUND V-2, LIMITED
                                          PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title:  Treasurer

                                          FIRST RESERVE FUND VI, LIMITED
                                          PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title:  Treasurer

DATED: October 5, 1995


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